SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of DECEMBER 2023
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
President, Chief Operating Officer and Chief Financial Officer

Date: December 14, 2023

List of materials

Documents attached hereto:

i) Press release: Translation of the Share Buyback Report for the period from November 1, 2023 to November 30, 2023, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on December 14, 2023

[This is a translation of the Share Buyback Report for the period from November 1, 2023 to November 30, 2023, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on December 14, 2023]

Class of Shares: Common Stock

1.	Status of Repurchase
(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders
Not applicable

(2) Status of a repurchase pursuant to a resolution approved by the Board of Directors
(as of November 30, 2023)
	Number of Shares		Total Amount (Yen)
Resolution approved by the Board of Directors as of May 17, 2023 (Period of Repurchase: May 18, 2023 to May 17, 2024）	25,000,000 (Maximum)		200,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase) November 21 November 22 November 24 November 27 November 28 November 29 November 30	74,700 6,600 72,600 80,400 72,000 71,900 79,900	963,856,500 85,440,500 934,318,500 1,037,958,500 925,377,000 917,710,000 1,017,156,500
Total	―	458,100	5,881,817,500
Total number of shares repurchased as of the end of the reporting month	4,598,000		56,815,224,000
Progress of the repurchase (%)	18.39		28.41
Note 1:
The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.

Note 2:
It was resolved by the Board of Directors as of May 17, 2023 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

2.	Status of Disposition
(as of November 30, 2023)
	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	―	―	―
Total	―	―	―
Acquired treasury stock which was canceled	―	―	―
Total	―	―	―
Acquired treasury stock transferred as a result of a merger, share exchange, partial share exchange or company split	―	―	―
Total	―	―	―
Other (Exercise of stock acquisition rights)
(Date of disposition)

November 1
November 2
November 7
November 8
November 9
November 14
November 15
November 16
November 17
November 20
November 21
November 22
November 24
November 27
November 28
November 29
November 30
		300 400 10,700 5,800 500 120,800 15,400 20,000 100 10,400 1,200 4,000 700 8,600 30,100 200 1,600	2,724,567 3,632,756 97,176,223 52,674,962 4,540,945 1,097,092,312 139,861,106 181,637,800 908,189 94,451,656 10,898,268 36,327,560 6,357,323 78,104,254 273,364,889 1,816,378 14,531,024
Total	―	230,800	2,096,100,212
Other (Acquired treasury stock disposed as restricted stock compensation)	―	―	―
Total	―	―	―
Other (Treasury stock sold due to requests for sale from shareholders holding fractional shares)	(Date of disposition) November 22	50	454,095
Total	―	50	454,095
Total amount	230,850		2,096,554,307
Note:	The book value of the disposed treasury stock is stated in the “Total Amount of Disposition (Yen)” column above.

3.	Status of Shares Held in Treasury
(as of November 30, 2023)
Status as of the end of the reporting month	Number of Shares
Total number of shares issued	1,261,081,781
Number of treasury stock	30,486,880

 EOF